Exhibit 3(i)(b)
CERTIFICATE OF

CERTIFICATE OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

JUNIPER GROUP, INC.

Pursuant to NRS 78.2385 and 78.390 of the Nevada Revised Statutes, the undersigned person, desiring to amend the Articles of Incorporation of JUNIPER GROUP, INC., under the laws of the State of Nevada, does hereby sign, verify, and deliver to the Office of the Secretary of State of Nevada, this Amendment to the Articles of Incorporation for the above-named company (hereinafter referred to as the "Company"):

The amendment contained herein was approved by a majority vote of shareholders of the Company on July 7, 2009.

FIRST: The Articles of Incorporation of the Company were first filed and approved by the Office of the Secretary of State of Nevada on January 22, 1997. This Amendment to the Articles will become effective upon the filing of the Certificate with the Nevada Secretary of State.

SECOND: That ARTICLE III shall be amended as follows:

"The aggregate number of shares of common stock which the Company shall have authority to issue is Ten Billion (10,000,000,000) shares.”

THIRD:  Article III is further amended by changing the par value of the common stock to the following:

 “The par value shall be $.0001 per share.”

THIRD:  Article III is further amended by adding at the end thereof the following:

“Effective as of August 27, 2009, each share of common stock of the Corporation issued and outstanding as of the record date set by the Corporation's board of directors will be subject to a 1 for 500 reverse split, with all fractional shares being rounded up to the nearest whole share.”

All other aspects of Article III shall remain unchanged.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Articles of Incorporation to be signed by Vlado P. Hreljanovic, its Chief Executive Officer, this 27th day of August, 2009.

_/s/Vlado P. Hreljanovic Vlado P. Hreljanovic Chief Executive Officer